UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

[redacted]

03039774

November 26, 2003

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/26/2003

Re: Lucent Technologies Inc.
Incoming letter dated September 29, 2003

Dear Mr. Serban:

This is in response to your letter dated September 29, 2003 concerning the shareholder proposal submitted to Lucent by Darwin Jamgochian. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Darwin Jamgochian
921 Lakeside Rd.
Southbury, CT 06488

1006240

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel

Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8807
FAX 908-582-8048

VIA UPS NEXT DAY AIR

September 29, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal by Darwin Jamgochian

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2004 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal (attached hereto as Exhibit A) (the "Proposal") submitted by Darwin Jamgochian (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by October 31, 2003.

The Proponent submitted the Proposal to the Company in a letter dated April 11, 2003. The Company believes that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide documentary support indicating that he satisfies the minimum ownership requirement for the one year period required by Rule 14-8(b), within the statutory 14-day time frame set by Rule 14a-8(f).

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal.

The Proposal did not include any evidence of the Proponent's share ownership as required under Rule 14a-8(b). Accordingly, within 14 days of the Company's receipt of the Proposal, the Company, by letter dated April 26, 2003, informed the Proponent of the requirement of Rule 14a-8(b) and indicated that the Proponent's response, including supporting documentary information, had to be provided within 14 calendar days after receipt of the Company's letter. The Company has attached a copy of this letter as Exhibit B hereto. The Company's letter explained the information that was required from the Proponent to satisfy Rule 14a-8(b). The request for information and supporting documentation was in boldface text in the letter to emphasize and highlight the request. By letter dated April 30, 2003, the Proponent responded to the Company, but the Proponent did not include the appropriate documentation that was required to satisfy the ownership requirement under Rule 14a-8(b). The Company has attached a copy of this letter as Exhibit C hereto. Specifically, the Proponent asserts in his response letter that he owns a certain number of shares of the Company's common stock in a "Fidelity account" and in a "Stock Purchase Account with the Bank of New York". The Proponent, however, failed to provide supporting documentation from these institutions confirming the ownership and verifying that the Proponent owned such shares continuously for 1 year as of the time he submitted the Proposal. We also note that the Proponent has filed proposals in other previous occasions with the Company and has previously received written correspondence from the Company regarding compliance with SEC rules for shareholder proposals.

Rule 14a-8(f) provides that a company may exclude a proposal if the proponent fails to provide evidence that it has satisfied the beneficial ownership requirements of Rule 14a-8(b), so long as the company timely notifies the proponent of the deficiency within 14 calendar days of receiving the proposal and the proponent fails to correct such deficiency within 14 calendar days of receipt of a deficiency notice.

The Staff has asserted that the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. Specifically, the Staff has stated that in order to establish eligibility to submit a proposal, a shareholder must "submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (See Section C(1)(c) of Staff Legal Bulletin 14, July 13, 2001).

In the past, the Staff has consistently taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of its eligibility under Rules 14a-8(b) and 14a-8(f)(1). (see *Johnson and Johnson*, (January 11, 2001); *IBM Corporation*, (January 7, 2002) and *Honeywell International*, (January 30, 2003). In the Company's letter dated April 26, 2003, the Company specifically stated that the Proponent must submit a "written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the securities continuously for one year as of the time you submitted your proposal." By letter dated April 30, 2003, the Proponent merely submitted his own representation of ownership.

Furthermore, the Proponent's own assertion of his share ownership does not satisfy the SEC's requirement of providing independent proof of continuous beneficial ownership. The Staff has held that assertions by a shareholder as to his or her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See *AT&T Corp* (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); *International Business Machines Corporation* (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

Under the Proxy Rules, the burden of establishing proof of beneficial stock ownership is on the proponent, and here, the Proponent has failed to meet that burden. Because the Company clearly advised the Proponent on a timely basis of the need for him to establish that proof, and specifically informed him of the 14-day time period in which he had to respond by providing documentary support satisfying the minimum ownership requirement, the Proponent should not now be given an opportunity to supplement his submission or respond to the Company's letter.

For the reasons set forth above, the Company believes that it may properly exclude the Proposal from its Proxy Materials in accordance with Rule 14a-8.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and are sending a copy of this letter to the Proponent. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Should you have any questions regarding this matter, please contact me at (908) 582-8807. If you disagree with our conclusion that the proposal may be omitted from our proxy materials this year, I would appreciate an opportunity to discuss the matter with you before you issue a formal response.

Very truly yours,

Eugene Serban

Enclosures

cc: Michael Keefe

Gr 4/h

(A)

921 Lakeside Rd.
Southbury, CT. 06488
April 11, 2003
Corporate Secretary
600 Mountain Ave.
Murray Hill, NJ 07974
Dear Corporate Secretary,

Since most stockholder proposals are almost never implemented, and since most stockholders feel that they really have no voice in corporate dealings. I wish to make the following proposal for the 2004 annual meeting:

The Board of Directors take action to amend the certificate of incorporation and the by-laws to replace the reference to 80% with a 2/3 majority as shown below and as entered in SEC Form 424B5 dated April 11, 2003..

"AMENDMENT Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to: - stockholder action without a meeting; - the calling of special meetings; - the number, election and term of our directors; - the filling of vacancies; and - the removal of directors. Our certificate of incorporation further provides that our related by-laws described above (including the stockholder notice procedure) may be amended only by our board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class."

Respectfully,
Darwin Jamgochian
Darwin Jamgochian

(B)

Lucent Technologies
Bell Labs Innovations

Janet E. O'Rourke
Senior Manager
Telephone: 908-582-3329
Facsimile: 908-582-1089

Lucent Technologies Inc.
3C-510
600 Mountain Avenue
Murray Hill, New Jersey 07974

April 26, 2003

VIA FEDERAL EXPRESS
Darwin Jamgochian
921 Lakeside Road
Southbury Connecticut 06488

Dear Mr. Jamgochian:

This correspondence will acknowledge your letter that contains a shareowner proposal dated April 11, 2003. Lucent received your letter on April 14, 2003.

As you are aware, the inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Shareholder Proposals). That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to vote at the annual meeting; have held such securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

Our transfer agent, The Bank of New York, has not been able to locate a shareowner account in your name. If you own your common stock through a nominee (such as a bank or brokerage firm), please provide documentary support indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. ***You can provide to us a written statement from the record holder of the securities, such as a broker or bank, verifying that you have owned the securities continuously for one year as of the time you submitted your proposal.***

Finally, you must provide us with a written statement that you intend to hold the securities through the date on which the annual meeting is to be held. While we do not know the exact location of the meeting at this time, it is expected that the meeting should be held in early 2004. In accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,

April 30, 2003 Jr 5/6

(C)

Dear Corporate Secretary,

I understand you want to know if I am a Lucent stockholder. Just as I did last year, I will list my Lucent holdings. I own 22,350 shares in my Fidelity account I also own 650 shares in my Stock Purchase Account with the Bank of New York. And again as I responded last year, I have no intention of eliminating my shares "ever."

Darin Jamgochian
SS# 043-32-7942

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated September 29, 2003

The proposal relates to replacing supermajority voting requirements.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Lucent failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Lucent's request for additional information from the proponent. Unless the proponent provides Lucent with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel